[Premier Logo]



                                  July 25, 2005



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 Re: Premier Development & Investment, Inc.
                     Rule 477 Application for Withdrawal on Form RW Registration Statement on Form S-3 (File No.333-125729)
                     --------------------------------------------------------

To Whom It May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Premier Development & Investment, Inc. ("Company") hereby requests that the Securities and Exchange Commission ("Commission") consent to the withdrawal of the Company's Registration Statement filed on Form S-3 (File No. 333-125729) on June 10, 2005, together with all exhibits thereto ("Registration Statement").

The Company is requesting the withdrawal of the Registration Statement because it was incorrectly filed on Form S-3. The Commission never declared the Registration Statement "effective" and no securities have been sold in connection with the Registration Statement. The Registration Statement was correctly filed on July 19, 2005 on Form SB-2 (File No. 333-126690).

If you have any questions, please feel free to contact me directly at
(214)883-6024.

                                   Very truly yours,


                                   /s/ Andrew L. Jones
                                   Andrew L. Jones
                                   President and CEO